UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule: ☐

CONTENTS

Explanatory Note

On March 28, 2016, Sinovac Biotech Ltd. (the “Company”) entered into a rights agreement with Pacific Stock Transfer Company, as rights agent (the “Rights Agent”), as described on the Company’s Form 6-K filed with the SEC on March 29, 2016. On March 24, 2017, the Company entered into an amendment to the rights agreement (as amended, the “Rights Agreement”), as described on the Company’s Form 6-K filed with the SEC on March 24, 2017.

On June 26, 2017, the Company entered into an amalgamation agreement (the “Amalgamation Agreement”) with Sinovac (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and Sinovac Amalgamation Sub Limited, an international business corporation incorporated under the laws of Antigua and Barbuda and a wholly-owned subsidiary of Parent (“Amalgamation Sub”). Pursuant to the Amalgamation Agreement, Amalgamation Sub will be amalgamated with and into the Company (the “Amalgamation”), with the Company surviving the Amalgamation and becoming a wholly-owned subsidiary of Parent.

Concurrently with the execution of the Amalgamation Agreement, certain of the Company’s shareholders, directors and officers (the “Rollover Shareholders”) entered into a support agreement (the “Support Agreement”) with Parent and Parent’s sole shareholder providing that, among other things, the Rollover Shareholders will vote all shares held directly or indirectly by them in favor of the authorization and approval of the Amalgamation Agreement and the transactions contemplated by the Amalgamation Agreement, including the Amalgamation.

Immediately prior to the execution of the Amalgamation Agreement, the Company entered into a second amendment to the Rights Agreement with the Rights Agent (the “Rights Agreement Amendment”), which provides, among other things, that:

(i)	Parent, its direct and indirect shareholders, Amalgamation Sub, any party to the Support Agreement and their respective affiliates and associates will be exempt from the Rights Agreement solely to the extent of their beneficial ownership of any common shares of the Company pursuant to or arising out of the Amalgamation Agreement, the Support Agreement or any of the other transactions contemplated thereby;

(ii)	the Rights Agreement and the related purchase rights to purchase Series A Junior Participating Preferred Shares of the Company issued pursuant to the Rights Agreement (the “Rights”) will terminate immediately prior to the consummation of the Amalgamation, and as a result the Rights Agreement will no longer be in effect, and the Rights will no longer be issued or outstanding upon the consummation of the Amalgamation;

(iii)	none of the execution, delivery or performance of the Amalgamation Agreement or Support Agreement, or the consummation of any of the transactions contemplated thereby, including the Amalgamation, will permit the Rights to be exercised; and

(iv)	the Rights Agreement Amendment will terminate and will be of no further force or effect if the Amalgamation Agreement is terminated in accordance with its terms prior to the consummation of the Amalgamation.

The Rights Agreement Amendment is attached hereto as Exhibit 4.1 and incorporated herein by reference. As described above, a copy of the Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on March 29, 2016 (incorporated herein by reference by Exhibit 4.2), and a copy of the previous amendment to the Rights Agreement and a summary of its material terms were filed with the SEC on Form 6-K on March 24, 2017 (incorporated herein by reference by Exhibit 4.3). The foregoing descriptions of the Rights Agreement Amendment and the Rights Agreement, as amended by the Rights Agreement Amendment, do not purport to be complete and are qualified in their entirety by reference to the full text of the Rights Agreement Amendment and the Rights Agreement.

Incorporation by Reference

The summary of the Rights Agreement Amendment above and Exhibit 4.1 attached hereto are hereby incorporated by reference into our registration statements on Form S-8 filed with the Securities and Exchange Commission on September 10, 2009 (File No. 333-161827) and Form S-8 filed with the Securities and Exchange Commission on September 4, 2013 (File No. 333-190980).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: June 30, 2017

Exhibit Index

Exhibit 4.1	Second Amendment to Rights Agreement, dated as of June 26, 2017, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent
Exhibit 4.2	Rights Agreement, dated as of March 28, 2016, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent, which includes the Form of Certificate of Designations of Series A Junior Participating Preferred Shares as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated March 29, 2016 of Sinovac Biotech Ltd.)
Exhibit 4.3	Amendment to Rights Agreement, dated as of March 24, 2017, between Sinovac Biotech Ltd. and Pacific Stock Transfer Company, as Rights Agent (incorporated by reference to Exhibit 4.1 of the Report on Form 6-K dated March 24, 2017 of Sinovac Biotech Ltd.)